Exhibit 15.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of SPI Energy Co., Ltd. on Form S-8 (FILE NO. 333-203917) and its Post-Effective Amendment No. 1 of our report dated June 29, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audits of the consolidated financial statements of SPI Energy Co., Ltd. as of December 31, 2019 and 2018 and for the years ended December 31, 2019, 2018 and 2017, which report is included in this Annual Report on Form 20-F of SPI Energy Co., Ltd. for the year ended December 31, 2019.

Our report on the consolidated financial statements refers to a change in the method of accounting for leases effective January 1, 2019 due to the adoption of Accounting Standards Codification (“ASC”) Topic 842, Lease (“Topic 842”).

/s/ Marcum Bernstein & Pinchuk LLP

Marcum Bernstein & Pinchuk LLP

Beijing, China

June 29, 2020